# Culmination Brewing Company

## PROFIT AND LOSS
### January - December 2019

|  | TOTAL | |
| --- | ---: | ---: |
|  | JAN - DEC 2019 | JAN - DEC 2018 (PP) |
| Income | | |
| 40000 Sales | -400.00 | -1,023.00 |
| 40002 Bottle Sales | 14,544.20 | 4,126.49 |
| 40004 Food Sales | 234,182.10 | 167,568.88 |
| 40006 Kegs Sales | 104,217.54 | 148,614.78 |
| 40008 Private Event Sales | 3,816.77 | 19,547.03 |
| 40010 Roots and Blooms Fee | 0.00 | 12,615.50 |
| 40011 Taproom Sales | 539,548.04 | 520,894.54 |
| 40012 Wash Production | -178.65 | 0.00 |
| **Total 40000 Sales** | **895,730.00** | **872,344.22** |
| 40016 Kegs Sales | 460,500.01 | 324,568.71 |
| 40020 Sales of Product Income | 63,993.86 | 79,551.50 |
| 40024 Unapplied Cash Payment Income | 82,182.40 | 0.00 |
| 40026 Uncategorized Income | 0.03 | |
| **Total Income** | **$1,502,406.30** | **$1,276,464.43** |
| Cost of Goods Sold | | |
| 50006 Food Purchases and supplies | 99,042.54 | 47,860.81 |
| Catered Food | 38,757.45 | 60,367.28 |
| **Total 50006 Food Purchases and supplies** | **137,799.99** | **108,228.09** |
| Cost of Goods Sold | | |
| 50000 Brewing Ingredients | 251,760.88 | 250,856.80 |
| 50002 Bottles/Cans | 97,578.01 | 118,430.43 |
| 50004 Beverage Purchase - non alcohol | 3,352.95 | 2,651.20 |
| 50007 Cost of labor - Kitchen | | 539.75 |
| 50008 Cost of Goods Sold Brewery Supplies | 33,279.74 | 19,810.67 |
| 50009 Cost of labor - Brewing and Servers | 464,324.35 | 330,940.25 |
| 50010 Keg/Alcohol Bev Purchases | 8,607.18 | 11,006.44 |
| 50011 Merchandise | 5,283.81 | |
| 50014 Private Event Costs | 3,921.25 | 8,570.80 |
| 50015 Contract Bottling and Canning | 3,323.46 | |
| Inventory Change Acct | 4,171.06 | -37,720.09 |
| Keg Leasing | 6,269.76 | |
| **Total Cost of Goods Sold** | **881,872.45** | **705,086.25** |
| **Total Cost of Goods Sold** | **$1,019,672.44** | **$813,314.34** |
| **GROSS PROFIT** | **$482,733.86** | **$463,150.09** |

# Culmination Brewing Company

## PROFIT AND LOSS
### January - December 2019

| | TOTAL | |
| --- | --- | --- |
| | JAN - DEC 2019 | JAN - DEC 2018 (PP) |
| Expenses | | |
| 60000 ADVERTISING/PROMOTIONS | | 328.00 |
| 60004 Promo Products | 1,801.02 | 1,771.48 |
| 60006 Promotional Ads | | 61.99 |
| 60008 Tap Handles | 2,700.00 | 2,819.00 |
| 60010 Web/Internet Advertising | 3,384.91 | 7,489.32 |
| 60012 Tap Take Over | 3,023.25 | 2,649.14 |
| **Total 60000 ADVERTISING/PROMOTIONS** | **10,909.18** | **15,118.93** |
| 60200 AUTOMOBILE EXPENSES | | |
| Fuel Reimb | 2,360.93 | 843.78 |
| Mileage reimbursement | 15.00 | 576.62 |
| Parking | 70.21 | 132.57 |
| **Total 60200 AUTOMOBILE EXPENSES** | **2,446.14** | **1,552.97** |
| 61000 BUSINESS EXPENSES | | |
| 61006 Licenses/Permits and Fees | 3,466.70 | 3,023.18 |
| 61008 Excise Tax | 8,198.16 | 6,684.69 |
| 61010 Privilege Tax | 5,966.82 | 5,096.81 |
| 61012 State Taxes | 200.00 | 5,536.29 |
| 61013 Property Tax Expense | 15,403.27 | |
| 62500 Dues and Subscriptions | 5,355.05 | 4,449.87 |
| 63300 Insurance Expense | 16,072.53 | 12,565.15 |
| **Total 61000 BUSINESS EXPENSES** | **54,662.53** | **37,355.99** |
| 62400 Depreciation Expense | 99,194.00 | 87,539.00 |
| 66000 PAYROLL EXPENSES | | |
| 66001 Wages and Salaries | 43,864.84 | 36,887.26 |
| 67008 Employer Payroll Taxes | 54.17 | 36,003.66 |
| Gratuity/ Tips | -43,769.38 | 0.00 |
| **Total 66000 PAYROLL EXPENSES** | **149.63** | **72,890.92** |
| 67200 EQUIP REPAIR/MAINTENANCE | 1,304.97 | 559.32 |
| 68000 PROFESSIONAL FEES | | |
| 68002 Accounting | 5,930.00 | 21,525.00 |
| 68004 Architech/Engineering/Design | 100.00 | 100.00 |
| 68006 Legal | 757.50 | 9,595.00 |
| 68008 Musician/Entertainment | | 680.85 |
| 68010 Payroll Services | 2,628.92 | 665.53 |
| **Total 68000 PROFESSIONAL FEES** | **9,416.42** | **32,566.38** |
| Dues and Subscriptionss | | 588.00 |

# Culmination Brewing Company

## PROFIT AND LOSS
### January - December 2019

| | TOTAL | |
| --- | --- | --- |
| | JAN - DEC 2019 | JAN - DEC 2018 (PP) |
| OCCUPANCY COSTS | | |
|   62004 Security System | 1,674.96 | 1,607.08 |
|   67100 Rent Expense | 191,220.98 | 191,222.95 |
|   68600 Utilities | | |
|     68100 Telephone Expense | 3,435.29 | 2,662.85 |
|     Electricity | 12,152.90 | 13,938.74 |
|     Gas NW Natural | 5,342.32 | 5,306.40 |
|   **Total 68600 Utilities** | **20,930.51** | **21,907.99** |
| **Total OCCUPANCY COSTS** | **213,826.45** | **214,738.02** |
| OFFICE EXPENSES | 349.92 | 359.57 |
|   60400 Bank Service Charges | 132.00 | 201.00 |
|   64900 Office Supplies | 2,993.32 | 4,924.23 |
|   Merchant card fees | 21,273.30 | 20,477.03 |
|   Postage | 1,559.90 | 195.18 |
| **Total OFFICE EXPENSES** | **26,308.44** | **26,157.01** |
| OPERATING EXPENSES | | |
|   64002 Brewery Supplies | | 5,990.59 |
|   64004 Buildout Supplies | | 512.53 |
|   64014 Fixtures/Small Repairs | | 774.95 |
|   64026 Taproom Equipment/Supplies | 219.57 | 9,494.13 |
|   Equipment Rental | | 6,732.29 |
|   Kitchen Equipment/Supplies | | 3,419.49 |
|   Small Tools and Supplies | | 834.21 |
|   Taproom Decor | | 74.28 |
| **Total OPERATING EXPENSES** | **219.57** | **27,832.47** |
| Over/Short | 0.00 | 0.00 |
| TRAVEl/MEALS/ENTERTAINMENT | | |
|   64300 Meals and Entertainment | 972.43 | 947.27 |
|   68400 Travel Expense | 16,173.64 | 4,600.82 |
|   Staff Event | 474.78 | 30.96 |
| **Total TRAVEl/MEALS/ENTERTAINMENT** | **17,620.85** | **5,579.05** |
| **Total Expenses** | **$436,058.18** | **$522,478.06** |
| NET OPERATING INCOME | **$46,675.68** | **$ -59,327.97** |
| Other Income | | |
|   80000 Other Miscellaneous Income | | 0.05 |
|   Other Income | | |
|   80002 Brand Sales | | 81,247.00 |
|   **Total Other Income** | | **81,247.00** |
| **Total Other Income** | **$0.00** | **$81,247.05** |

# Culmination Brewing Company

## PROFIT AND LOSS
### January - December 2019

|  | TOTAL | |
| --- | ---: | ---: |
|  | JAN - DEC 2019 | JAN - DEC 2018 (PP) |
| Other Expenses | | |
|   63400 Interest Expense | 30,431.04 | 31,042.69 |
|   76000 Amortization | 8,101.00 | 8,101.00 |
|   77000 Interest Exp | 6,293.52 | 6,547.47 |
|   90000 Ask My Accountant | 0.00 | 0.00 |
|   Columbia LOC | | |
|    72004 Loan 7325 Interest Paid | | 28.64 |
|   **Total Columbia LOC** | | **28.64** |
|   Donation | 410.00 | 1,353.00 |
| **Total Other Expenses** | **$45,235.56** | **$47,072.80** |
| NET OTHER INCOME | **$ -45,235.56** | **$34,174.25** |
| NET INCOME | **$1,440.12** | **$ -25,153.72** |